EXHIBIT 2.1

AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER

     This amendment (the “Amendment”), to the Agreement and Plan of Merger, dated as of May 30, 2003, by and among Snowbird Holdings, Inc., a Delaware corporation (the “Parent”), Snowbird Merger Sub, Inc., a Delaware corporation (the “Merger Sub”), and Cysive, Inc., a Delaware corporation (the “Company”), is entered into as of the 14th day of September, 2003 (the “Effective Date”).

Recitals

     Whereas, Parent, Merger Sub and the Company have entered into that certain Agreement and Plan of Merger, dated as of May 30, 2003 (the “Merger Agreement”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Merger Agreement.

     Whereas, the parties to the Merger Agreement now wish to amend such agreement to set forth certain understandings and modifications thereto.

Agreements

     Now, Therefore, in consideration of the mutual covenants, conditions and agreements set forth herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.      Amendment to Section 1.5(a)(iii). Section 1.5(a)(iii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“except as provided in clauses “(i)” and “(ii)” above and subject to Sections 1.5(b) and 1.5(c), each share of Company Common Stock then outstanding (other than Appraisal Shares) shall be converted into the right to receive $3.23, without interest (the “Merger Consideration”); and”

2.      Amendment to Section 1.6(a). Section 1.6(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“At the Effective Time, each Company stock option (“Company Option”) granted and outstanding under the Company’s Second Amended and Restated 1994 Stock Option Plan (the “Company Option Plan”) which is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan under which it was issued and the terms of the stock option agreement by which it is evidenced. Accordingly, from and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by a fraction (the “Exchange Ratio”), the numerator of which shall be $3.23, and the denominator shall be the fair market value per share of common stock of Parent as of the Closing (as determined by Parent), which product shall then be rounded down to the nearest whole share, (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest cent and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each Company Option assumed by Parent in accordance with this Section 1.6 shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction subsequent to the Effective Time.”

3.      Amendment to Section 1.7(b). Section 1.7(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Prior to the Effective Time, Parent shall enter into an agreement (reasonably acceptable to the Company) with a reputable bank or trust company (reasonably acceptable to the Company) to act as agent (the “Exchange Agent”) for the holders of shares of Company Common Stock which shall provide that at the Effective Time Parent shall cause the Surviving Corporation to immediately deposit with the Exchange Agent cash amounts sufficient to enable the Exchange Agent to make payments pursuant to Section 1.5 of the Agreement to holders of Company Common Stock issued and outstanding immediately prior to the Effective Time. Parent agrees to perform promptly all of its obligations under such agreement and not to permit any provision of such agreement to be amended or waived (i) prior to the Effective Time without the prior written consent of the Company, which consent will not be unreasonably withheld, or (ii) at or following the Effective Time. The Company acknowledges that Parent intends to use the cash and cash equivalents of the Company at the Effective Time to make the payments required pursuant to Section 1.5 of the Agreement and agrees to cooperate reasonably with Parent to enable Parent and the Surviving Corporation to deposit cash amounts with the Exchange Agent as needed to comply with the payment obligations set forth in Section 1.5 of the Agreement.”

4.      Amendment to Section 2.11. Section 2.11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“2.11 Opinion of Financial Advisor. The Company has received the written opinion of Broadview International, LLC (“Financial Advisor”) on the date of this Amendment to the effect that, subject to the assumptions and qualifications set forth thereon, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock other than Parent and its affiliates.”

5.      Amendment to introductory paragraph of Section 4.3. The introductory paragraph of Section 4.3 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“During the Pre-Closing Period, Company shall use its commercially reasonable best efforts to preserve its business and to preserve the goodwill of customers, suppliers and others having business relations with the Company, provided however, that the Company covenants and agrees that if at any time during the Pre-Closing Period, Nelson A. Carbonell, Jr. is no longer employed by the Company as an executive officer, then (i) the Company shall use its commercially reasonable best efforts to ensure it has at least $70,000,000 of cash and/or cash equivalents (determined in accordance with generally accepted accounting principles as consistently applied) as of the Effective Date, net of accrued but unpaid Company Expenses, and (ii) except (a) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), (b) as contemplated or permitted by this Agreement, or (c) as may be required to facilitate compliance with any Legal Requirement, the Company shall not:”

6.      Amendment to Section 4.3(g). Section 4.3(g) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(g) transfer, lease or license to any third party, or encumber, any material assets other than (i) in the ordinary course of business, or (ii) as security for any borrowings permitted by Section 4.3(i).”

7.      Amendment to the last sentence of Section 4.4(a). The last sentence of Section 4.4(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Without limiting the generality of the foregoing, the Company acknowledges and agrees that any action inconsistent with any of the provisions set forth in the preceding sentence taken by any Representative of the Company (including any Representative of the Special Committee), if such Representative is purporting to act on behalf of the Company, shall be deemed to constitute a breach of this Section 4.4 by the Company.”

8.      Amendment to Clause (iv) of Section 5.2(c). Clause (iv) of Section 5.2(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(iv) neither the Company nor any of its Representatives shall have breached any of the provisions set forth in Section 4.4.”

9.      Deletion of Section 6.11. Section 6.11 of the Merger Agreement is hereby deleted in its entirety.

10.      Amendment to Section 8.1(i). Section 8.1(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“8.1(i) Intentionally omitted.”

11.      Amendment to Section 8.2. Section 8.2 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“8.2      Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.4 and Section 9 (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. Notwithstanding any other provision of this Agreement to the contrary, no termination, amendment or waiver of this Agreement by the Company shall be effective unless such termination, amendment or waiver shall have been approved in writing by the Special Committee.”

12.      Amendment to Section 8.3. Section 8.3 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“8.3.      Intentionally omitted.”

13.      Amendment to Section 8.4. Section 8.4 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“8.4 Expenses.

     (a) Except as set forth in this Section 8.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that:

               (i) Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with (A) the filing, printing and mailing of the Proxy Statement and Schedule 13E-3 and any amendments or supplements thereto and (B) the filing by the parties hereto of any notice or other documents under any applicable antitrust law or regulation; and

               (ii) if this Agreement is validly terminated by the Company pursuant to Section 8.1(h), by the Parent pursuant to Section 8.1(e) or Section 8.1(f), or by the Parent or the Company pursuant to Section 8.1(b), or Section 8.1(d), then the Company shall make a nonrefundable cash payment to Parent (the “Nonrefundable Payment”) at the time specified in Section 8.4(b) of an amount equal to Parent’s actual documented out of pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, not to exceed $600,000.

               (b) In the case of termination of this Agreement by the Company pursuant to Section 8.1(b) or Section 8.1(d), the Nonrefundable Payment shall be made by the Company prior to the time of such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(b) or Section 8.1(d), the Nonrefundable Payment shall be made by the Company within two business days after such termination, and in the case of termination pursuant to Sections 8.1(e), 8.1(f) or Section 8.1(h), then the Nonrefundable Payment shall be paid upon the earlier of (x) the consummation of the Alternative Transaction and (y) two hundred and seventy (270) days after the date of termination of this Agreement.

               (c) If the Company fails to pay when due the Nonrefundable Payment, then (i) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.4, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as announced by Citibank, N.A., or any successor thereto) in effect on the date such overdue amount was originally required to be paid.”

14.      Addition of Definition of “Company Expenses” to Exhibit A. The definition of “Company Expenses” shall be added to Exhibit A of the Merger Agreement to read in its entirety as follows:

“Company Expenses. “Company Expenses” shall mean the fees and expenses of financial advisors, legal counsel and accountants representing the Company or the Special Committee, and the other fees, expenses and out-of-pocket costs of the Company and the Special Committee incurred in connection with the Merger, including, but not limited to, the Company’s portion of any fees relating to HSR Act filings.”

15.      Covenant. Nelson A. Carbonell, Jr. hereby agrees to contribute 10,020,600 shares of Company Common Stock, being all shares owned or controlled by him and his spouse to Parent on the Effective Date of this Amendment. Parent shall retain such shares until the earlier of (i) the Effective Time or (ii) the date the Agreement is terminated in accordance with Section 8 of the Agreement; provided, however, that Parent shall retain such shares if the Agreement is terminated in accordance with Section 8.1(g) of the Agreement.

[Signature Page Follows]

     In Witness Whereof, the parties have caused this Amendment to be duly executed and delivered as of the day and year first above written.

Cysive, Inc.

By:	/s/ Woodrow W. Angle

Name:	Woodrow W. Angle
Title:	Vice President of Sales

Snowbird Holdings, Inc.

By:	/s/ Nelson A. Carbonell, Jr.

Nelson A. Carbonell, Jr. Chief Executive Officer

Snowbird Merger Sub, Inc.

By:	/s/ Nelson A. Carbonell, Jr.

Nelson A. Carbonell, Jr. Chief Executive Officer

SOLELY FOR PURPOSES OF SECTION 15 OF THIS AMENDMENT:

Nelson A. Carbonell, Jr.

By:	/s/ Nelson A. Carbonell, Jr.

Nelson A. Carbonell, Jr., individually